SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

JOS. A. BANK CLOTHIERS, INC.
(Name of Subject Company)
JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
480838101
(CUSIP Number of Class of Securities)

Charles D. Frazer
Senior Vice President – General Counsel
500 Hanover Pike
Hampstead, Maryland 21074
(410) 239-5730
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 241-6890
☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 amends and restates in its entirety the Schedule 14D-9, filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended and supplemented, the “Statement”), relating to the tender offer commenced by Java Corp., a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation, to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 24, 2014, and in the related Letter of Transmittal.
The Statement is hereby amended and restated in its entirety as follows:
Item 1.
  Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Jos. A. Bank Clothiers, Inc., a Delaware corporation (“Jos. A. Bank” or the “Company”). The Company’s principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074. The Company’s telephone number at this address is (410) 239-2700.
Securities
The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (such securities, together with the associated preferred share purchase rights, the “Shares”). As of November 27, 2013 there were 27,988,392 Shares outstanding (28,140,202 on a fully diluted basis).
Item 2.
  Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.josbank.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.
Tender Offer
This Statement relates to the unsolicited tender offer by Java Corp. (the “Offeror”), a Delaware corporation, which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of The Men’s Wearhouse, Inc., (“MW”), a Texas corporation, and by MW as co-bidder, pursuant to which the Offeror has offered to acquire all of the outstanding Shares at a price of $63.50 per Share in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Amended Offer.” The Amended Offer is subject to the terms and conditions set forth in Amendment No. 5 to the Tender Offer Statement on Schedule TO (together with all exhibits thereto, as may be amended from time to time, the “Schedule TO”) originally filed by the Offeror and MW with the Securities and Exchange Commission (the “SEC”) on January 6, 2014. The Amended Offer amends and restates the unsolicited tender offer set forth in the Tender Offer Statement on the Schedule TO as filed by the Offeror and MW on January 6, 2014 (the “Initial Offer” and as amended by the Amended Offer, the “Offer”).
According to the Schedule TO, the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. MW has stated that if the Offer is consummated, MW and the Offeror intend to complete a second-step merger (the “MW Proposed Merger”) with the Company in which the Company will become a wholly owned subsidiary of MW and all outstanding shares that are not purchased in the Offer (other than shares held by MW and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on March 12, 2014 (the “Expiration Date”). MW has stated that MW may, in its sole discretion, extend the Offer from time to time for any reason.
MW has also stated that it plans to deliver notice to the Company of its intention to nominate independent director candidates to the Company’s Board of Directors (the “Board”) and to file a proxy statement and other relevant documents with the SEC in connection with MW’s solicitation of proxies for the Company’s 2014 Annual Meeting. On January 14, 2014, MW sent to the Company a notice of nomination of persons for election to the Board. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.
The Schedule TO provides that the Amended Offer is subject to numerous conditions, which include the following, among others:
•
  The “Eddie Bauer Termination Condition” — termination of the Purchase Agreement (as defined below) in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion;
•
  The “Minimum Tender Condition” — there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, together with the Shares then owned by MW and its subsidiaries, represents at least ninety percent (90%) of the total number of Shares outstanding on a fully diluted basis;
•
  The “Rights Condition” — the Board having redeemed the Rights (as defined below) associated with the Shares or the Offeror being satisfied, in its sole discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and the MW Proposed Merger;
•
  The “Antitrust Condition” — the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the MW Proposed Merger on antitrust grounds;
•
  The “Impairment Condition” — the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Offeror, the Offeror’s or MW’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to MW of the acquisition of the Company; and
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  The “Diligence Condition” — no change having occurred or been threatened (or any development having occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its subsidiaries that, in MW’s reasonable judgment, is or may be materially adverse to the Company or any of its subsidiaries, MW would reasonably be expected to become aware of any facts that, in MW’s reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to MW, or that any material contractual right or obligation of the Company or any of its subsidiaries that, in MW’s reasonable judgment, could result in a material decrease in the value of the Shares to MW purchased in the Offer.
In addition, the Amended Offer provides that MW is not required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), pay for any shares, and may terminate or amend the Offer, if at any time on or after the date of the Schedule TO and before the time of payment for such Shares (whether or not any

Shares have therefore been accepted for payment pursuant to the Offer), any of the following conditions exists:
•
  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by MW or any of its subsidiaries or affiliates or the consummation by MW or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of MW’s full rights of ownership or operation by MW or any of its subsidiaries or affiliates of all or any portion of MW’s business or assets or those of the Company or any of MW or the Company’s respective subsidiaries or affiliates or to compel MW or any of MW’s subsidiaries or affiliates to dispose of or hold separate all or any portion of MW’s business or assets or those of the Company or any of MW’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on MW’s or any of MW’s subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on MW’s ability or that of any of MW’s subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by MW or any of MW’s subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture or sale by MW or any of MW’s subsidiaries or affiliates of any Shares or (f) that otherwise, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to MW or any of MW’s subsidiaries or affiliates;
•
  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to MW, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in MW’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (f) of the paragraph immediately above;
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  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on January 3, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in MW’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in MW’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

•
  (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or MW otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on February 24, 2014, (b) any such person or group which, prior to February 24, 2014, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;
•
  the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including ,without limitation, any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to MW or any of MW’s subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by MW or MW’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or MW shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or MW would reasonably be expected to become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;
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  MW would reasonably be expected to become aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by MW or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to MW or any of MW’s affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by MW or MW’s consummation of a merger or other similar business combination involving the Company);
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  MW and the Company reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;
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  the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in MW’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or
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  any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in the Section of the Offer titled: “The Offer Section 15 Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to MW and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.
According to the Schedule TO, all of the conditions to the Offer are for the sole benefit of MW, the Offeror and their affiliates and may be asserted by MW, the Offeror or their affiliates in their discretion regardless of the circumstances giving rise to any such conditions or may be waived by MW, the Offeror or their affiliates in their discretion in whole or in part at any time or from time to time before the Expiration Date. MW has stated that it expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. MW has stated that its failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right and that the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. MW has further stated that each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

According to the Schedule TO, the principal business addresses of the Offeror are 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number (281) 776-7000) and 6100 Stevenson Blvd., Fremont, California 94538 (telephone number (510) 657-9821).
Item 3.
  Past Contacts, Transactions, Negotiations and Agreements
Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on May 17, 2013 (the “2013 Proxy Statement”), relating to the Company’s 2013 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) MW, the Offeror or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2013 Proxy Statement: “Information Regarding our Board of Directors — Non-Employee Director Compensation,” “Executive Compensation and Related Information — Compensation Discussion and Analysis,” “Executive Compensation and Related Information — Compensation Tables,” “Other Matters — Transactions with Related Persons,” and “Other Matters — Security Ownership of Certain Beneficial Owners and Management.”
Any information contained in the pages from the 2013 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.
Arrangements with Current Executive Officers and Directors of the Company
Shares Held by Non-Employee Directors and Executive Officers of the Company
As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 370,743 Shares as of January 7, 2014. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 370,743 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $63.50 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $23,542,180.50 in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.
Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company
Set forth below is a discussion of the treatment in connection with the Offer of equity incentive compensation awards held by the Company’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive, with respect to the shares subject to such awards, the same $63.50 per Share consideration being offered to all other stockholders of the Company in connection with the Offer. The Offer, if consummated according to its terms without a waiver by MW of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the plans under which the awards were granted.
Treatment of Restricted Stock Units
The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors. Unless the Company’s Compensation Committee determines otherwise, on June 1 of each year, each person then serving as a non-employee director receives an annual award of 2,250 restricted stock units. Unless the Company’s Compensation Committee determines otherwise, each person who first becomes a non-employee director receives an inaugural award of 1,500 restricted stock units upon election to the Board. These restricted stock units vest approximately (but not less than) twelve months following the date of grant.
The following table summarizes, with respect to each non-employee director, the estimated cash value, based on the Offer price of $63.50 per Share, in respect of the unvested restricted stock units as of January 17, 2014 if the vesting of such restricted stock units were to be accelerated in connection with the Offer.

Directors	Number of Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)
Byron Bergren	1,500	95,250
James H. Ferstl	2,250	142,875
Andrew A. Giordano	2,250	142,875
William E. Herron	2,250	142,875
Sidney H. Ritman	2,250	142,875
Robert N. Wildrick	2,250	142,875
Treatment of Performance Restricted Stock Units
The Company has granted performance restricted stock units to its executive officers under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. Under this plan and the related award agreements, effective upon a change in control of the Company (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), such awards will be subject to accelerated vesting; the extent of such vesting depends on the timing of the change in control in relation to the award’s vesting schedule.
If the change in control occurs after the end of the performance period but prior to the certification date, the participant will be credited with the number of shares earned based on actual achievement of performance goals (to the extent that the Compensation Committee cannot make this determination, the award will be calculated based on maximum performance achievement). If the change in control occurs following certification, the accelerated award is based on actual achievement of the performance metric. The following table summarizes, with respect to each executive officer of the Company, the estimated cash value, based on the Offer price of $63.50 per Share, in respect of unvested performance restricted stock units subject to performance periods that were complete as of January 17, 2014.

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units ($)
R. Neal Black	12,049	765,112
Robert B. Hensley	3,078	195,453
Gary M. Merry	3,078	195,453
James W. Thorne	3,078	195,453
David E. Ullman	3,078	195,453
If the change in control occurs prior to the end of the performance period, the award will be calculated assuming maximum performance with respect to all performance goals pro-rated for the number of days elapsed in the performance period. The following table summarizes, with respect to each executive officer of the Company, the estimated cash value, based on the Offer price of $63.50 per Share, in respect of unvested performance restricted stock units subject to performance periods that were not complete as of January 17, 2014.

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units ($)
R. Neal Black	51,167	3,249,105
Robert B. Hensley	3,828	243,078
Gary M. Merry	3,828	243,078
James W. Thorne	3,828	243,078
David E. Ullman	3,828	243,078
No Other Equity-Based Awards
Other than the restricted stock units and performance restricted stock units described above, there are no stock options or other equity or equity-based awards held by the Company’s executive officers or non-employee directors.
Other Potential Severance Benefits for Executive Officers
Employment Agreements
The Company is party to employment agreements with each of R. Neal Black, Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman.
Under the terms of the employment agreement with R. Neal Black, in the event that Mr. Black terminates his employment within 90 days following a change in control (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason (as defined below) or the Company terminates Mr. Black’s employment without cause (as defined below), the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 (as a lump sum) and any earned but unpaid cash bonus for the last full bonus year in the employment period, if applicable.
Under the terms of the employment agreements with each of Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman, in the event that the applicable executive terminates his employment for good reason (as defined below) or the Company terminates his employment without cause (as defined below), the Company will be obligated to make a termination payment equal to the executive’s base salary as in effect on the date of termination for a period of months, payable in equal weekly installments over the term corresponding to the amount due (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination.
The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define “good reason” as: (i) material breach by the Company of any provision of the employment agreement which is not cured within 30 days of delivery of notice; (ii) failure to timely pay compensation (including benefits) paid or payable pursuant to the applicable provisions; (iii) reduction in duties, responsibilities or perquisites as provided in the applicable provisions; or (iv) transfer of the Company’s principal executive offices outside the geographic area described in the applicable provisions or requirement that the executive principally perform his duties in other than such office.
The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define “cause” as: (i) conviction in a court of competent jurisdiction of a crime constituting a felony involving money or other property of the employer or any of its affiliates or any other offense involving moral turpitude; (ii) willful commission of an act not approved of or ratified by the Board (or, with respect to Messrs. Hensley, Merry, Thorne and Ullman, not approved of or ratified by the Chief Executive Officer) involving a material conflict of interest or self-dealing relating to any material aspect of the Company’s business or affairs; (iii) willful commission of an act of fraud or misrepresentation (including the omission of material facts), provided that such acts relate to the business of the Company and would materially and negatively impact the Company; or (iv) willful and material failure to obey directions of the Board that are consistent with the applicable executive’s status.

The following table sets forth the estimated cash severance termination payments and value of earned cash incentive compensation, assuming a qualifying termination on January 17, 2014.

Executive Officers	Cash Severance Termination Payment ($)	Value of Earned Cash Incentive Compensation ($)(1)	Total ($)
R. Neal Black	1,550,000	1,223,668	2,773,668
Robert B. Hensley	494,900	321,685	816,585
Gary M. Merry	465,000	302,250	767,250
James W. Thorne	440,000	286,000	726,000
David E. Ullman	704,475	305,273	1,009,748

(1)
  Assumes fiscal year 2013 cash bonus amounts earned at maximum level but unpaid at time of termination.
Director Compensation
The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors, as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Treatment of Restricted Stock Units.”
Wildrick Consulting Agreement
The Company is party to a consulting agreement with Robert N. Wildrick, dated as of September 9, 2008 (as amended, the “Wildrick Consulting Agreement”). Under the terms of the Wildrick Consulting Agreement, in the event that the consulting agreement is terminated under certain circumstances in connection with a change in control, the Company will be obligated to pay Mr. Wildrick the consulting fee for the remainder of the term of the agreement which would have constituted the consulting period absent termination. Mr. Wildrick’s consulting period is scheduled to expire on January 30, 2016. In the event of a qualifying termination on January 17, 2014, Mr. Wildrick would be entitled to a payment of approximately $1,650,000.
Indemnification of Directors and Officers; Limitation on Liability of Directors
Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.
A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.
The Company’s Amended Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.
The Company’s Amended Certificate of Incorporation further provides that any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Company, or is or was acting at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, as a fiduciary of, or otherwise rendering services to, any employee benefit plan of or relating to the Company, shall be indemnified by the Company to the fullest extent provided by the DGCL, as amended from time to time, which right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition to the extent permitted by Delaware law.
Article V of the Company’s Amended and Restated Bylaws generally provides that, subject to certain limitations, the Company may indemnify:
(i) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and
(ii) any person who was or is a party or is threatened to be made a party to any threatened or pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery of Delaware or such other court shall deem proper.
Both Section 145 of the DGCL and Article V of the Company’s Amended and Restated Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights those seeking indemnification may have. The Company has entered into indemnification agreements with each of its directors (other than Mr. Bergren, which is in the process of being finalized since his appointment to the Board on September 4, 2013) and certain executive officers that are intended to assure the directors that they will be indemnified to the fullest extent permitted by Delaware law.
Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by the Company, the Company is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by the Company.
On December 18, 2013, the Company and Mr. Wildrick, entered into the Third Amendment to the Wildrick Consulting Agreement (the “Consulting Agreement Third Amendment”), pursuant to which the Company has agreed to indemnify Mr. Wildrick in his capacity as a consultant to the Company and to obtain reasonable insurance in connection therewith. The foregoing summary of the Consulting Agreement Third Amendment is qualified in its entirety by reference to the terms and provisions of the Consulting Agreement Third Amendment a copy of which is set forth on Exhibit (e)(65) hereto and which is incorporated herein by reference.

Treatment of Deferred Compensation
The Company maintains the Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan and a nonqualified deferred compensation plan administered by Fidelity Management Trust Company. Under each of these plans, shares are distributed upon a change in control of the Company, regardless of the otherwise applicable payment election.
The following table sets forth the estimated account balances as of January 13, 2014.

Executive Officers	Share Balance	Value of Payout of Deferred Shares ($)	Non-Share Deferred Compensation Value ($)	Total ($)
R. Neal Black	0	0	952,828.89	952,828.89
Robert B. Hensley	0	0	551,426.35	551,426.35
Gary M. Merry	0	0	0	0
James W. Thorne	3,775	217,062.50	0	217,062.50
David E. Ullman	3,775	217,062.50	542,485.57	759,548.07
Directors
Byron Bergren	0	0	0	0
James H. Ferstl	6,000	345,000	0	345,000
Andrew A. Giordano	3,750	215,625	0	215,625
William E. Herron	8,250	474,375	0	474,375
Sidney H. Ritman	14,420.31	829,167.83	0	829,167.83
Robert N. Wildrick	8,250	474,375	0	474,375
Item 4.
  The Solicitation or Recommendation
Solicitation/Recommendation
The Board has reviewed the Amended Offer with the assistance of the Company’s management and financial and legal advisors. After careful consideration, the Board has determined that, after giving effect to the Everest Transaction (as defined below) and the Company Tender Offer (as defined below), the Amended Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company recommends that you REJECT the Amended Offer and NOT TENDER your Shares pursuant to the Amended Offer.
If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call Toll-Free: (877) 750-9499
Banks & Brokers May Call Collect: (212) 750-5833
However, in the Board’s continuing effort to evaluate which alternative transaction would create the greatest value for Jos. A. Bank stockholders, and on the basis of MW’s unsolicited revised proposal indicating a willingness to pay $65.00 per share subject to certain conditions, the Board authorized Jos. A. Bank’s management and its representatives to meet with MW to better understand MW’s proposal to increase its price. In this regard, the Board directed the Company’s advisors to deliver to MW’s advisors a draft confidentiality agreement and a draft merger agreement.

Background of the Amended Offer; Reasons for Recommendation
Background
As part of the ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board frequently review and assess the Company’s operations, financial performance and industry conditions as each may impact the Company’s long-term strategic goals and plans, including a review of potential opportunities to maximize stockholder value through business combinations, acquisitions, and other financial and strategic alternatives. In furtherance of this evaluation, the Company has been actively considering acquisition opportunities since the beginning of 2012. The Company has selectively sought potential acquisitions that are strategically sound, accretive and value enhancing in the long run for the Company and its stockholders.
On February 1, 2012, the Company retained Financo, LLC (together with its affiliates, including the broker-dealer affiliate, FinSec, LLC, “Financo”), an investment banking firm, to assist the Company in its evaluation of strategic alternatives.
On October 1, 2012, R. Neal Black, the Company’s President and Chief Executive Officer, emailed a list of potential acquisition targets to Robert N. Wildrick, Chairman of the Board, which list included MW, among others.
In or about June of 2013, Mr. Wildrick began discussing a potential proposal to acquire MW (the “Potential Proposal to MW”) with the Company’s senior management, Financo and Goldman, Sachs, & Co. (“Goldman Sachs”).
During June and July 2013, representatives of the Company met with representatives of Golden Gate Capital, a private equity firm (“Golden Gate”), to discuss a number of potential acquisition opportunities including the Potential Proposal to MW.
During June, July and August 2013, the Company executed non-disclosure agreements and met with several private equity firms to discuss potential financing for the Potential Proposal to MW.
On June 21, 2013, the Company issued a press release publicly confirming that the Company has been and is considering strategic opportunities to enhance stockholder value, including seeking potential acquisitions to facilitate additional growth.
On July 29, 2013, the Executive Committee of the Board discussed the Potential Proposal to MW.
On August 9, 2013, the Company retained Guilfoil Petzall & Shoemake, L.L.C. (“Guilfoil”) as legal advisor in connection with the Potential Proposal to MW.
On August 20, 2013, representatives of the Company, Financo, and Golden Gate met to discuss the Potential Proposal to MW.
On that same day, the Company retained Kekst and Company (“Kekst”) as corporate communications advisor in connection with the Potential Proposal to MW.
On August 28, 2013, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as legal advisor in connection with the Potential Proposal to MW.
On September 3, 2013, the Company retained Goldman Sachs as financial advisor in connection with the Potential Proposal to MW.
On September 4, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. The Board reviewed and discussed the Potential Proposal to MW, including potential pricing and terms.
On September 17, 2013, the Company and Golden Gate executed a non-binding term sheet specifying the terms of an equity investment by Golden Gate in the Company to provide financing for the Potential Proposal to MW.

On September 18, 2013, Mr. Wildrick contacted Douglas S. Ewert, president and chief executive officer of MW, by telephone and presented the Company’s non-binding proposal to acquire all outstanding shares of MW at a price of $48 per share in cash (the “Initial Proposal to MW”), and requested that MW respond to the Initial Proposal to MW by October 4, 2013. Mr. Wildrick also emailed Mr. Ewert a letter summarizing the Initial Proposal to MW.
On October 2, 2013, Mr. Ewert telephoned Mr. Wildrick to discuss the timing of MW’s response to the Initial Proposal to MW. Later that day, Mr. Ewert advised Mr. Wildrick by email that MW’s board of directors would need additional time to respond to the Initial Proposal to MW.
On October 3, 2013, Mr. Wildrick sent Mr. Ewert an email stating that the Company would extend the deadline for MW to respond to the Initial Proposal to MW until October 10, 2013.
On October 8, 2013, the Company was informed by its advisors that the Wall Street Journal planned to issue an article regarding the Initial Proposal to MW. Mr. Wildrick contacted Mr. Ewert by telephone regarding this information. At approximately 8:15 PM ET The Wall Street Journal — online edition reported that the Company had approached MW about a combination of the two companies.
On October 9, 2013, the Company issued a press release confirming that it had made a non-binding proposal to acquire all of the outstanding shares of MW at a price of $48 per share in cash, representing a total equity value of approximately $2.3 billion, in a negotiated transaction. That same day, the Company filed such press release with the SEC on a Current Report on Form 8-K.
Later on October 9, 2013, MW issued a press release in which it rejected the Initial Proposal to MW, stating, among other things, that the Initial Proposal to MW significantly undervalued MW and its strong prospects for continued growth and value creation, that it was not in the best interests of MW or its shareholders and that it could raise significant antitrust concerns.
Also on October 9, 2013, MW adopted a shareholder rights plan and amended and restated its bylaws to increase the voting standard for approval of shareholder amendments to MW’s bylaws from a majority to two-thirds, revise the advance notice provision to require earlier advance notice of intended shareholder nominations of directors to MW’s board of directors and require persons seeking to make nominations to provide more information about themselves and their nominees.
On October 14, 2013, Mr. Wildrick sent an email to Mr. Ewert, expressing the Company’s continued interest in discussing the Initial Proposal to MW with MW. On October 31, 2013, the Company sent a letter informing MW that the Company was willing to consider raising its proposed price of $48 per MW share if the Company was given the opportunity to conduct limited due diligence in order to determine that such an increase would be justified. This letter also stated that the Initial Proposal to MW would terminate on November 14, 2013 if MW had not engaged with the Company prior to such time.
On November 4, 2013, MW issued a press release rejecting the Company’s request for access to due diligence to explore a potential acquisition of MW at a price higher than $48 per MW share.
On that same day, the Company publicly responded to MW’s rejection, expressing disappointment with this rejection and reiterating that the Company would leave the Initial Proposal to MW open for MW’s consideration until November 14, 2013.
On November 7, 2013, Eminence Capital, LLC (“Eminence”) and certain of its affiliates (together with Eminence, the “Eminence Shareholders”) filed a Schedule 13D with the SEC, indicating that the Eminence Shareholders had acquired beneficial ownership of 4,684,200 shares of MW’s common stock, constituting approximately 9.8% of MW’s outstanding common stock as of November 7, 2013.
On November 15, 2013, the Company sent and publicly disclosed a letter to MW stating it was terminating the Initial Proposal to MW in order to consider other strategic alternatives which the Company had been investigating, but that in the future, if the Company was invited by MW’s board to discuss the Company’s acquisition of MW, or if circumstances were otherwise to change, the Company may consider whether a new proposal to acquire MW would be warranted.
On November 26, 2013, MW publicly announced an unsolicited, non-binding proposal to acquire all of the outstanding Shares at a price of $55 per share (the “MW November 26 Proposal”). Mr. Ewert telephoned and emailed Mr. Wildrick communicating the MW November 26 Proposal.

On December 3, 2013, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Skadden, and Guilfoil were present. The Board discussed and considered the MW November 26 Proposal.
At various times in December 2013 and January 2014, the Company’s advisors held telephonic meetings with the Eminence Shareholders’ advisors, during which the advisors explored the possibility of the Company pursuing an acquisition of MW.
On December 18, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. Among other things, the Board reviewed and discussed the MW November 26 Proposal.
On December 23, 2013, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil participated. The Board continued its consideration of various factors relating to the MW November 26 Proposal. After extended presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously determined that the price proposed by MW significantly undervalued the Company and its near and long-term potential and was not in the best interest of the Company’s stockholders. At this meeting, the Board also discussed the possibility of amending the Company’s shareholder rights plan to, among other things, decrease the beneficial ownership threshold for activating the preferred share purchase rights issued pursuant to the rights plan from 20% to 10%. The Board asked its financial and legal advisors to analyze such an amendment and prepare documentation for the Board’s further consideration.
On December 23, 2013, Mr. Wildrick delivered to Mr. Ewert the Company’s response to the MW November 26 Proposal, stating that after thorough consideration by the Board, with the assistance of its financial and legal advisors, the Company had unanimously rejected the MW November 26 Proposal. The Company publicly disclosed such response.
On January 3, 2014, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, and Skadden participated. After extended presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, approved an amendment to the Company’s shareholder rights plan, which, among other things, (i) decreased the beneficial ownership threshold for activating the preferred share purchase rights from 20% to 10%; (ii) included provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increased the purchase price for the exercise of rights under the Company’s stockholder rights plan from $200 to $250; and (iv) allowed the Board to redeem the rights for any reason at any time prior to the close of business on the Distribution Date (as defined below). On January 3, 2014, the Company and the Rights Agent (as defined below) entered into Amendment No. 1 (as defined below). After discussion, the Board unanimously, with one director not participating in the meeting, approved a technical clarification to the Company’s Amended and Restated Bylaws in order to conform the Company’s Amended and Restated Bylaws to the Company’s Certificate of Incorporation which provides that the number of directors constituting the whole Board shall be determined by resolutions of the Board.
On January 6, 2014, the Offeror commenced the Initial Offer.
On January 13, 2014, Eminence delivered a letter to the Board stating that Eminence intended to deliver a notice to nominate directors to the Board. Eminence delivered notice of proposed director nominees to the Company on January 17, 2014. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.
On January 14, 2014, MW sent to the Company a notice of nomination of persons for election to the Board. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.
On January 17, 2014, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. The Board discussed and considered the Initial Offer with the assistance of the Company’s management and financial and legal advisors. At such meeting, Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of January 17, 2014, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Initial Offer was inadequate from a financial point of view to such holders. After extensive presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, determined that the Initial Offer is inadequate and significantly undervalues the Company and recommended that the Company’s stockholders reject the Initial Offer and not tender their Shares into the Initial Offer. At this meeting, the Board also resolved to postpone the Distribution Date (as defined below) pursuant to the Rights Agreement (as defined below), which otherwise would occur on the tenth business day after the date of commencement of the Initial Offer, until such date as may be subsequently determined by the Board by resolution.
The full text of the written opinion of Goldman Sachs, dated January 17, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, was previously disseminated to the Company’s stockholders. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Initial Offer, and the opinion was not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Initial Offer or any other matter.
On January 17, 2014, the Company issued a press release announcing the Board’s recommendation that stockholders reject the Initial Offer and not tender their Shares into the Initial Offer.
On January 30, 2014, MW publicly disclosed a letter sent by MW to the independent directors of the Company on that same day (the “MW January 30, 2014 Letter”).
On February 2, 2014, the directors of the Company sent and publicly disclosed a letter to MW in response to the MW January 30, 2014 Letter.
On February 24, 2014, the Offeror revised the Initial Offer to, among other things, increase the purchase price to $63.50 per share, net to the seller in cash, without interest and less any required withholding taxes, and to change the expiration date to 5:00 p.m. New York City time on March 12, 2014, unless extended. The Company issued a press release announcing that its Board of Directors will review all aspects of the Amended Offer, and will make a recommendation to stockholders in due course.
On February 24, 2014, the Board held a special telephonic meeting to discuss and consider the Amended Offer at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present.
On February 27, 2014, the Board held a special telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden and Guilfoil were present. At such meeting, both Financo and Goldman Sachs rendered oral opinions to the Board, subsequently confirmed in writing, that as of February 27, 2014, and based upon and subject to the factors and assumptions set forth in the written opinions, including the assumption that the Everest Transaction and the Company Tender Offer would be consummated in accordance with their terms, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Amended Offer was inadequate from a financial point of view to such holders. After extensive presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously determined that the Amended Offer is inadequate and undervalues the Company and recommended that the Company’s stockholders reject the Amended Offer and not tender their Shares into the Amended Offer.
The full text of the written opinions of Financo and Goldman Sachs, each dated February 27, 2014, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinions, are attached as Annex A and Annex B, respectively, hereto. Financo and Goldman Sachs provided their opinions for the information and assistance of the Board in connection with its consideration of the Amended Offer, and the opinions are not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter.
Later that day, the Company issued a press release announcing the Board’s recommendation that stockholders reject the Amended Offer and not tender their Shares into the Amended Offer. The press release also publicly disclosed a letter sent by the Company to MW stating that, in the Board’s continuing effort to evaluate which alternative transaction would create the greatest value for the Company’s shareholders, and on the basis of MW’s unsolicited revised proposal indicating a willingness to pay a higher price subject to certain conditions, the Board authorized the Company meeting with MW to establish a process that will enable MW to advise the Board as to the highest price MW is prepared to pay in an acquisition of the Company. The Board also authorized the Company’s representatives to provide drafts of a merger agreement and a confidentiality agreement to MW.
Reasons for the Recommendation
In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s financial and legal advisors, numerous factors, including but not limited to those described below.
The Amended Offer undervalues the Company.
The Board has determined that, after giving effect to the Everest Transaction and the Company Tender Offer, the Amended Offer price is inadequate and undervalues the Company and its near- and long-term potential. The Board carefully reviewed the Company’s prospects with management and the Company’s financial advisors. The Board believes that the value to stockholders reflected in the Company’s current business, after taking into account the Everest Transaction and the Company Tender Offer, derived by applying present value calculations to the Company’s projected stock prices (without including any control premium), is greater than $63.50 per Share. Moreover, taking into account financial analysis provided by the Company’s financial advisors, the Board believes that the Amended Offer price of $63.50 per Share does not reflect the value to the Company’s stockholders attributable to the value accretion derived by the combination of the Company and MW.
The Amended Offer does not reflect the value of the Everest Transaction and Company Tender Offer, the Company’s improving financial performance and results of operations or the Company’s strategy and future prospects.
The Company’s Board and management remain entirely focused on generating maximum value for stockholders. The Board believes, after consultation with the Company’s senior management and its financial advisors, that implementation of the Company’s plan to consummate the Everest Transaction and the Company Tender Offer and operate the resulting combined business will generate greater value for stockholders than the Amended Offer price. The Board believes there are good reasons for this position. For well over a decade, the Company has been among the leaders in the industry in driving strong rates of revenue and net income growth. The Company believes it has a strategy in place to continue to increase revenue, substantially improve margins and deliver enhanced returns to stockholders. Since the Company’s current management team started in November 1999, the Company has an exceptional track record of generating long-term growth and stockholder value. From January 3, 2000 through January 3, 2014, the Company has generated approximately 5,786% total share price growth (compared to only 170% at MW).
Moreover, as the Company has previously disclosed in connection with the announcement of the Everest Transaction, the Board believes that the Everest Transaction will solidify the Company’s leadership in men’s apparel and add new categories such as women’s apparel and footwear, to create a diversified, multi-branded retail platform. While the two brands will be run independently, the combined company is expected to benefit from significant synergies, including approximately $25 million of identified process and infrastructure savings expected to be realized in 2015.
As the Company has previously disclosed in connection with the announcement of the Everest Transaction, the Company believes that the Everest Transaction will significantly accelerate the Company’s growth and will be immediately accretive. In 2014, the combined company is projected to generate in excess of $2.1 billion in revenue, $255-265 million of Adjusted EBITDA and $3.20-3.40 of Adjusted EPS. In 2015, revenue is projected to be in excess of $2.2 billion, with Adjusted EBITDA in the range of $325-340 million and $4.65-4.90 of Adjusted EPS, including the impact of $25 million of synergies mentioned above.
By tendering into the Amended Offer, stockholders would give up the opportunity to participate in the upside benefits described above, which the Board believes the Company is in a strong position to deliver, following the consummation of the Everest Transaction and the Company Tender Offer.

The Company has received inadequacy opinions from its financial advisors.
The Board considered the fact that each of Financo and Goldman Sachs rendered an opinion to the Board, subsequently confirmed in writing, that as of February 27, 2014, and based upon and subject to the factors and assumptions set forth in the written opinion, including the assumption that the Everest Transaction and the Company Tender Offer would be consummated in accordance with their terms, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Amended Offer was inadequate from a financial point of view to such holders.
The full text of the written opinion of Financo, dated February 27, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A. Financo provided its opinion for the information and assistance of the Board in connection with its consideration of the Amended Offer. The opinion of Financo is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter.
The full text of the written opinion of Goldman Sachs, dated February 27, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Amended Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter.
The Amended Offer’s Condition Requiring the Termination of the Everest Transaction creates significant risks to the Company, which would be realized in the event that the Amended Offer is not completed.
The Amended Offer is conditioned upon the termination of the Everest Transaction in accordance with its terms or such other terms as may be satisfactory to MW in its reasonable discretion. In effect, this condition seeks that the Company forego, without compensation, a valuable asset — the opportunity to capitalize on significant near and long-term growth and value creation, and immediate accretion, arising from the Everest Transaction. The Company believes that, unlike the Amended Offer, there is no antitrust or other significant obstacle to completing the Everest Transaction, and the Board believes it is not in the best interests of the Company’s stockholders for the Company to forego the comparative closing certainty of the Everest Transaction for the highly conditional Amended Offer.
The Amended Offer fails to appropriately compensate the Company’s stockholders for the significant synergies that MW claims would be created by a business combination between MW and the Company.
As noted in its Investor Presentation filed as Exhibit 99.1 to MW’s Current Report on Form 8-K filed on November 26, 2013, MW believes that a combination of the companies could yield significant synergies, including $100 – $150 million of run rate synergies to be realized in the first three years following a business combination. If MW’s estimates are accurate, the Amended Offer does not adequately compensate the Company’s stockholders for this purported significant synergy value.
For example, using MW’s publicly disclosed estimates of synergies ($100 – $150 million) and assuming $445 million of the Company’s cash and debt financing that may be available to MW under current market conditions to finance a transaction, the Board believes a transaction at the Offer price would be between approximately 26% and 33% accretive to MW’s 2014 estimated earnings per share (IBES). This level of accretion remains large for a potential acquirer and the Board does not support a transaction that fails to ensure its stockholders are adequately compensated for this significant synergy value.
The Amended Offer’s increased Minimum Tender Condition creates significant uncertainty and risk, raising significant doubts about whether it will ever be completed.
The Amended Offer raised the required percentage of shares tendered and not withdrawn underlying the Minimum Tender Condition from a majority of the total number of shares to 90% of the total number of shares (all on a fully diluted basis). Clearly, this is a significantly higher threshold, and is significantly more difficult to meet. The Company’s stockholders have no assurance that such a high threshold could ever be met.

The Amended Offer’s Antitrust Condition, in view of the Second Request, creates significant uncertainty and risk, raising significant doubts about whether it will ever be completed.
On February 12, 2014, the Company received a Civil Investigative Demand and a Subpoena Duces Tecum from the FTC seeking additional information regarding the Company’s operations and detailed information on competitive dynamics in the markets in which it competes with MW. MW has disclosed that it received on January 28, 2014 a Second Request from the FTC relating to the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, 10 calendar days after MW’s substantial compliance with its Second Request, unless terminated earlier by the FTC. Thereafter, the transaction only can be further delayed by court order or agreement of MW and the FTC.
As we have previously disclosed, Second Requests are issued in less than 2% of all transactions filed with the government and a high percentage of those transactions are never completed. In the Company’s February 2, 2014 public letter to MW, the Company stated that it believes that MW “has a duty to inform investors whether, based on [MW’s] knowledge, [MW’s] offer can be approved by the Federal Trade Commission.” In spite of this request, to date, MW has not provided any indication as to whether or not it believes that a combination of the Company and MW can be approved by the Federal Trade Commission at any time, nor how long it would take to do so or at what expense.
The Amended Offer cannot reasonably be expected to be consummated by its expiration date.
The Amended Offer expires at 5:00 p.m., New York City Time, on March 12, 2014. MW has disclosed that it entered into an agreement with the FTC modifying the Second Request, pursuant to which, MW agreed not to consummate the acquisition of the Company until the earlier of (i) 30 days following substantial compliance with the Second Request or (ii) written notice from the FTC closing the investigation. Based on MW’s disclosures, we do not believe that MW has substantially complied with the Second Request to date. In addition, based on the experience and belief of our advisors, we do not believe that the FTC will close its investigation prior to March 12, 2014. Accordingly, MW would be precluded from consummating the acquisition on or before March 12, 2014.
The Amended Offer’s other conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.
The Amended Offer is highly conditional, and includes at least one condition that MW has itself said is problematic. According to the Schedule TO, the Amended Offer is subject to 15 broadly drafted conditions, many with numerous subparts, some of which are of questionable relevance to the Company and its business. All of the conditions to the Amended Offer are for the sole benefit of MW and its affiliates and may be asserted by MW in its sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by MW in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. Included in the express conditions to which the Amended Offer is subject are the following conditions:
•
  Eddie Bauer Termination Condition;
•
  Diligence Condition;
•
  Minimum Tender Condition;
•
  Rights Condition;
•
  Antitrust Condition
•
  Impairment Condition;
•
  No “market” material adverse effect condition;
•
  No competing offer or agreement to acquire the Company condition; and
•
  No material adverse change condition.

The Company’s stockholders have no assurance that the Amended Offer will ever be completed. Many of the conditions to the Amended Offer are subject to MW’s reasonable discretion and many establish a de minimis materiality standard, making it easy for MW to claim that a condition is not satisfied and terminate the Amended Offer. If the Company determines to negotiate with MW, MW has afforded themselves a broad termination right, based on any findings in a due diligence process, which in MW’s reasonable judgment could have material adverse significance or decrease to the value of the Shares to MW.
MW has discretion to extend the Amended Offer indefinitely.
MW has stated that it may, in MW’s sole discretion, subject to any applicable rules and regulations of the SEC, extend the Amended Offer from time to time for any reason. The Company’s stockholders have no assurance that they will ever receive payment for shares tendered in a timely fashion. MW has given itself broad discretion to disrupt the Company’s business indefinitely without any assurance as to when it may provide value to stockholders, even the inadequate value MW has offered.
MW’s true motives are unclear.
The Schedule TO states that MW’s board of directors considered making a proposal to acquire the Company on multiple occasions. However, the Board noted that MW made its proposal to acquire the Company only after its largest shareholder, Eminence, threatened MW’s board of directors that, unless it pursued a combination with the Company, Eminence would seek to call a special meeting of shareholders to, among other things, amend MW’s bylaws to permit the removal of its entire board of directors. After MW made the Initial Offer, Eminence then terminated its proxy solicitation threatening the removal of MW’s board of directors. On February 25, 2014, Eminence filed a Schedule 13D amendment which enclosed an agreement between MW and Eminence that provided that, “in order to induce MW to make the [Amended Offer] Eminence agreed to”, among other things, (i) cease all efforts, direct or indirect, in furtherance of Eminence’s preliminary solicitation statement with respect to MW’s board of directors, (ii) irrevocably withdraw its demands for a MW stockholder list, (iii) destroy certain documents and (iv) agree to certain “standstill” restrictions until the conclusion of the second annual meeting of MW’s stockholders following the date thereof. This agreement appears to be evidence of the concerns the Company expressed in its publicly disclosed letter, dated February 2, 2014, namely that “The facts raise questions about whether [MW’s] directors and management made the offer for Jos. A. Bank in order to avoid a proxy fight by Eminence that, if successful, threatened the [MW’s] Board’s status and management’s jobs. When Men’s Wearhouse rejected our acquisition proposal, Eminence threatened to wage a proxy fight against Men’s Wearhouse. Facing this pressure, Men’s Wearhouse did an abrupt about face and launched its offer for Jos. A. Bank. Then, shortly after Men’s Wearhouse made its offer, Eminence dropped its proxy fight threat against Men’s Wearhouse’s directors.” MW has not explained its inconsistent behavior and the Board believes MW’s actions to date create doubt as to MW’s intentions and motivations in making both the highly conditional Initial Offer and the highly conditional Amended Offer.
*   *   *   *

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES REJECT THE AMENDED OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE AMENDED OFFER.
The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Company and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.
In light of the factors described above, the Board has determined that the Amended Offer is not in the best interests of the Company’s stockholders. Therefore, the Board recommends that the stockholders reject the Amended Offer and not tender any of their Shares to the Offeror for purchase pursuant to the Amended Offer.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries intends to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Amended Offer.
Item 5.
  Persons/Assets, Retained, Employed, Compensated or Used
The Company has retained Goldman Sachs and Financo as its financial advisors in connection with the Company’s consideration of the Offer and other matters. The Company has agreed to pay Goldman Sachs and Financo for their services, including a transaction fee payable upon consummation of the Offer or certain other transactions. In connection with a sale of the Company to MW, including the Offer (if consummated), the transaction fee would be an amount equal to a percentage of the aggregate consideration paid in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable if the Offer is consummated. Based upon the proposed Offer price of $63.50 per Share, the transaction fee that would be payable to each of Goldman Sachs and Financo if the Offer were consummated is currently estimated to be approximately $14.7 million. Additionally, the Company has agreed to pay an engagement fee for advisory services to Financo of $75,000 every six months. The Company has agreed to reimburse Goldman Sachs and Financo for their expenses and indemnify Goldman Sachs and Financo against certain liabilities that may arise out of their engagement.
The Company has engaged Innisfree to assist it in connection with the Company’s communications with its stockholders in connection with the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.
The Company has also retained Kekst as its public relations advisor in connection with the Offer. The Company has agreed to pay Kekst customary compensation for such services. In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.
Item 6.
  Interest in Securities of the Subject Company
Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.
  Purposes of the Transaction and Plans or Proposals
Membership Interest Purchase Agreement
On February 13, 2014, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to purchase from Everest Topco LLC (the “Seller”) all of the outstanding limited liability company interests of Everest Holdings LLC, a Delaware limited liability company (“Everest Holdings”). Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. The aggregate consideration payable by the Company under the Purchase Agreement is (i) $545 million in cash and five million Shares payable upon the closing under the Purchase Agreement; provided that in no event will the Shares to be issued to the Seller exceed 19.9% of the Company’s issued and outstanding Shares prior to such issuance, giving pro forma effect to repurchases made pursuant to the proposed Company Tender Offer (as defined below), if any (and for every Share less than five million Shares that the Seller actually receives as a result of such adjustment, the Seller will receive an additional $56.00 in cash), and (ii) up to an additional $50 million in cash consideration, the payment of which is dependent upon Everest Holdings meeting targeted levels of EBITDA (as defined in the Purchase Agreement) for Everest Holdings’ fiscal year ending on January 3, 2015 (the foregoing is referred to herein as the “Everest Transaction”). The purchase price is subject to certain adjustments based on the amount of working capital, cash, indebtedness and transaction expenses of Everest Holdings as of closing.
The Everest Transaction is subject to the satisfaction of various closing conditions described in the Purchase Agreement. Consummation of the Everest Transaction is not subject to a financing condition.
The Purchase Agreement contains certain termination rights for both the Company and the Seller, including without limitation (i) the right of either party to terminate the Purchase Agreement if the Everest Transaction is not consummated by June 13, 2014, (ii) the right of the Company to terminate the Purchase Agreement to accept an unsolicited superior proposal (as defined in the Purchase Agreement) from a third party with respect to a change of control (as defined in the Purchase Agreement) of the Company and (iii) the right of the Seller to terminate the Purchase Agreement if the Company receives a proposal of a third party to acquire the Company that the Company does not reject or recommend against within 20 business days. Upon termination of the Purchase Agreement under specified circumstances, the Company may be required to pay a termination fee. If the Company terminates the Purchase Agreement to accept or enter into a definitive agreement with respect to, or if the Seller terminates the Purchase Agreement for the Company’s failure to reject or recommend against within 20 business days, a superior proposal, the Company would be required to pay to the Seller a termination fee of $48 million. In connection with termination of the Purchase Agreement for the failure of the Company to consummate the Everest Transaction due to a failure to obtain financing and in other specified circumstances, the Company would be required to pay to the Seller a termination fee of $55 million. In addition, upon termination of the Purchase Agreement under specified circumstances in which a termination fee is not payable upon termination, the Company may be required to reimburse the Seller for its fees and expenses incurred in connection with the Purchase Agreement and to pay a termination fee of $48 million, less any fees and expenses previously paid, in the event the Company enters into or recommends a change of control of the Company within six months after such termination.
The Purchase Agreement contains representations and warranties and covenants customary for a transaction of this nature, and related indemnification obligations.
On February 27, 2014, the Company issued a press release announcing that it had received early termination of the waiting period under the HSR Act, from the FTC in connection with the Everest Transaction.
The foregoing description is qualified in its entirety by reference to the press release, filed as Exhibit (a)(17) herewith, which is incorporated by reference herein.
Standstill and Stockholder Agreement
In connection with the Purchase Agreement, on February 13, 2014, the Company and the Seller entered into a Standstill and Stockholder Agreement (the “Standstill and Stockholder Agreement”). The Seller has agreed, subject to certain exceptions, not to take certain actions with respect to the Company during the period prior to and after the closing of the Everest Transaction. During the Standstill Period (as defined below), the Seller has agreed, and has agreed to cause its controlled affiliates and certain other related parties to agree, among other things, (A) to certain standstill provisions regarding the Company, including a prohibition on acquiring additional Shares, and (B) not to sell or dispose of any Shares owned by the Seller and its controlled affiliates to any person or “group” if such person or “group” holds or, after giving effect to any such sale or disposition, would own 7.5% or more of the Company’s common stock unless such sale has been approved by the Company’s board of directors. Subject to certain exceptions, the Seller and its controlled affiliates may not dispose of any Shares, including by tendering into any self-tender offer commenced by the Company, until the date that is six months after the closing under the Purchase Agreement (the “Everest Closing Date”) at which time such restricted sale provisions will expire with respect to 25% of the Company common stock received by the Seller in the Everest Transaction, and thereafter such restricted sale provisions will expire with respect to an additional 25% of such Company common stock on the date that is one year after the Everest Closing Date, and will expire with respect to all such Company common stock on the date that is 18 months after the Everest Closing Date. The Standstill and Stockholder Agreement does not restrict the Seller or any other person from selling or disposing of the Company’s common stock in connection with a tender offer or other business combination transaction involving the Company or any transaction involving a change of control of the Company. The Standstill and Stockholder Agreement does not restrict the right of the Seller or any other person to vote its shares of Company common stock at any annual or special meeting of the stockholders of the Company or otherwise.
The “Standstill Period” is defined in the Standstill and Stockholder Agreement to mean the period beginning on February 13, 2014 and ending on either (A) if the Purchase Agreement is terminated, the date of such termination or (B) if the closing occurs under the Purchase Agreement, the date that is 90 days after the first date after the Everest Closing Date that the Seller and its affiliates and certain specified transferees of the Seller to whom it may distribute Shares received by the Seller in the Everest Transaction (whether or not affiliates), taken together, cease to beneficially own in the aggregate at least 5% of the issued and outstanding common stock of the Company.
Pursuant to the Standstill and Stockholder Agreement, upon the closing under the Purchase Agreement for so long as the Seller and certain of its specified affiliates to whom it may distribute Shares received by the Seller in the Everest Transaction, taken together, hold (A) at least the greater of (i) 10% of the total number of Shares then outstanding and (ii) the minimum percentage of the total number of Shares then outstanding that must be beneficially owned by a stockholder of the Company to appoint two directors in accordance with the rules of NASDAQ, the Seller shall have the right to designate two members of the Company’s board of directors or (B) less than the amount determined pursuant to clause (A), but at least 5%, of the total number of Shares then outstanding, the Seller shall have the right to designate one member of the Company’s board of directors. The Company has agreed to use its reasonable best efforts to facilitate the appointment, nomination and election of the individuals designated by the Seller to be members of the Company’s board of directors, subject to the review and approval by the Company’s board of directors and the Nominating and Governance Committee of the Company’s board of directors.
The representations and warranties of the Company contained in the Purchase Agreement and the Standstill and Stockholder Agreement have been made solely for the benefit of the Seller. In addition, such representations and warranties (A) have been made only for purposes of the Purchase Agreement or the Standstill and Stockholder Agreement, as applicable, (B) have been qualified by confidential disclosures made to the Seller in connection with the Purchase Agreement, (C) are subject to materiality qualifications contained in the Purchase Agreement and the Standstill and Stockholder Agreement, as applicable, which may differ from what may be viewed as material by investors, (D) were made only as of the date of the Purchase Agreement and the Standstill and Stockholder Agreement or such other date as is specified in the Purchase Agreement or the Standstill and Stockholder Agreement, as applicable, and (E) have been included in the Purchase Agreement and the Standstill and Stockholder Agreement, as applicable, for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, each of the Purchase Agreement and the Standstill and Stockholder Agreement is included with this filing only to provide investors with information regarding the terms of such agreement, and not to provide investors with any other factual information regarding the Company or its business. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and the Standstill and Stockholder Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Purchase Agreement and the Standstill and Stockholder Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements, registration statements and other documents that the Company files with the SEC.
The foregoing descriptions of the Purchase Agreement and the Standstill and Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Standstill and Stockholder Agreement set forth as Exhibits (e)(68) and (e)(69) hereto, respectively.
On February 14, 2014, the Company issued a press release announcing, among other things, the Everest Transaction. The press release also announced the Company’s intention, in connection with the Purchase Agreement, to commence a tender offer to purchase up to 4,615,384 shares of the Company’s common stock at a purchase price per share of $65.00, less any applicable withholding taxes and without interest (the “Company Tender Offer”). A copy of this press release is set forth as Exhibit (a)(10) hereto. The Company Tender Offer will be conditioned on, among other things, the consummation of the Everest Transaction. On February 14, 2014, the Company provided supplemental information regarding the Everest Transaction in connection with presentations to analysts and investors. A copy of this investor presentation is set forth as Exhibit (a)(11) hereto. On February 19, 2014 the Company commenced the Company Tender Offer.
As of February 27, 2014, the financing for the Everest Transaction is proceeding on track. The Company expects to market and place the high yield bonds promptly. The bridge loan committed to by Goldman Sachs remains fully committed and, subject to its terms and conditions, will be available to the Company to finance the Everest Transaction.
On February 27, 2014, the Company sent a letter to MW stating that, in the Board’s continuing effort to evaluate which alternative transaction would create the greatest value for the Company’s shareholders, and on the basis of MW’s unsolicited revised proposal indicating a willingness to pay a higher price subject to certain conditions, the Board authorized the Company meeting with MW to establish a process that will enable MW to advise the Board as to the highest price MW is prepared to pay in an acquisition of the Company. The Board also authorized the Company’s representatives to provide drafts of a merger agreement and a confidentiality agreement to MW.
Except as described above and as otherwise set forth in this Statement, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as otherwise set forth in this Statement, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.
Item 8.
  Additional Information
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on March 31, 2014 and that the named executive officers experienced a qualifying termination on the same day.

Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Total ($)
R. Neal Black	1,550,000	4,014,216	5,564,216
Robert B. Hensley	494,900	438,531	933,431
Gary M. Merry	465,000	438,531	903,531
James W. Thorne	440,000	438,531	878,531
David E. Ullman	704,475	438,531	1,143,006

(1)
  Each named executive officer is party to an employment agreement with the Company. Under the terms of the employment agreement with Mr. Black (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Other Potential Severance Benefits for Executive Officers”), in the event that Mr. Black terminates his employment within 90 days following a change in control (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason or the Company terminates Mr. Black’s employment without cause, the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 and, if applicable, any earned but unpaid cash bonus for the last full bonus year in the employment period. Under the terms of the employment agreements with Messrs. Hensley, Merry, Thorne and Ullman (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Other Potential Severance Benefits for Executive Officers”), in the event of termination by the Company without cause or by the executive for good reason, the executive will receive a payment equal to the executive’s monthly base salary as in effect on the date of termination multiplied by a number of months (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination. These severance payments are not varied based upon whether the termination occurs in connection with a change in control.
(2)
  The amounts in this column are calculated assuming that all earned, but unvested performance restricted stock units will vest on the date of the change in control and that all granted performance restricted stock units related to a performance period which has not yet been evaluated will also vest on the date of the change in control. These amounts are based on an assumed change in control occurring on March 31, 2014 at the Offer price of $63.50. These are “single trigger” payments, which would be triggered by a change in control of the Company without regard to whether the executive’s employment is also terminated.
Narrative to Golden Parachute Compensation Table
Each of the named executive officers holds unvested performance restricted stock units under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. The Offer, if consummated according to its terms without a waiver by MW of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. Each of the named executive officers is also a party to an employment agreement, under which the named executive officer would become entitled to a cash termination payment and other payments upon a qualifying termination. For more information relating to these arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).
State Anti-Takeover Laws — Delaware Business Combination Statute
The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a

“business combination” (which is defined to include a variety of transactions, including mergers such as the MW Proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:
•
  prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3 percent of the outstanding voting stock which is not owned by the interested stockholder.
For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.
Neither the Company’s Amended Certificate of Incorporation nor Amended and Restated Bylaws exclude the Company from the coverage of Section 203 of the DGCL. Unless MW’s acquisition of 15 percent or more of the Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the MW Proposed Merger (or any other business combination with MW) for a period of three years following consummation of the Offer unless each such business combination (including the MW Proposed Merger) is approved by the Board and holders of 66 2∕3 percent of the Shares, excluding MW, or unless MW acquires at least 85 percent of the Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.
State Anti-Takeover Laws — Other
A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Offeror has stated in its Offer that it has not made efforts to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, the Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.

Appraisal Rights
Holders of Shares do not have appraisal rights as a result of the Offer. However, if the MW Proposed Merger is consummated and, in the case of consummation pursuant to Section 251(h) or 253 of the DGCL, all of the stock of the Company is not owned by the Offeror immediately prior to such merger, stockholders who receive cash compensation for their Shares in connection with the MW Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the MW Proposed Merger.
Rights Agreement
On September 5, 2007, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Share. The dividend was paid on September 20, 2007 (the “Rights Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), at a price of $200 per one one-hundredth of a Preferred Share (the “Rights Purchase Price”), subject to adjustment and amendment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 6, 2007, entered into between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”) (as amended by Amendment No. 1 (as defined below), (the “Rights Agreement”)).
On January 3, 2014 (the “First Rights Agreement Amendment Date”), the Rights Agreement was modified, pursuant to Amendment No. 1 to Rights Agreement (“Amendment No. 1”), to, among other things: (i) decrease from 20% to 10% the beneficial ownership threshold by which any person or entity (together with all affiliates and associates of such person or entity) becomes an Acquiring Person (as defined below) as contemplated by the Rights Agreement (subject to certain exceptions as set forth therein); (ii) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increase the Rights Purchase Price to $250; and (iv) allow the Board to redeem the Rights for any reason at any time prior to the close of business on the Distribution Date (as defined below).
On February 13, 2014, the Rights Agreement was modified, pursuant to Amendment No. 2 to Rights Agreement (“Amendment No. 2”), to, among other things provide that neither the Seller nor any of its associates or affiliates (“Everest”) shall become an Acquiring Person (as defined in the Rights Agreement), and that a Shares Acquisition Date (as defined in the Rights Agreement) shall not be deemed to occur, as a result of the authorization, execution, delivery or performance of the Purchase Agreement or the consummation of the Everest Transaction, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and Everest shall not become an Acquiring Person unless and until Everest shall acquire beneficial ownership of additional Shares such that it becomes the beneficial owner of the percentage of the Shares that is greater (by more than one percent of the outstanding Shares) than (A) the percentage of the Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of transactions contemplated by the Purchase Agreement, including the Company Tender Offer or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that such provisions shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Shares then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Everest and FMR LLC and any other person that beneficially owned between 10% and 20% of the Shares outstanding on January 3, 2014 to clarify the scope of the definition of “Acquiring Person” as it applies to such persons in the event that the Company purchases Shares, whether through an issuer tender offer or otherwise.

Until the earlier to occur of (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons has acquired beneficial ownership (as defined in the Rights Agreement) of 10% or more of the outstanding Shares (such person, entity or group, an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person, entity or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Share certificates outstanding as of the Rights Record Date, by such Share certificate.
Until the Distribution Date, the Rights will be transferable with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after the Rights Record Date, upon transfer or new issuance of Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any Share certificates outstanding as of the Rights Record Date will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on September 20, 2017 (the “Rights Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
The number of outstanding Rights and the fraction of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Shares or a stock dividend on the Shares payable in Shares or subdivisions, consolidation or combinations of the Shares occurring, in any case, prior to the Distribution Date. The Rights Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as described in the Rights Agreement.
Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, when, as and if declared by the Board, but will be entitled to an aggregate dividend of 100 times any dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100.00 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Share. The Rights are protected by customary anti-dilution provisions. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.
In the event that any person, entity or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Shares having a market value of two times the Rights Purchase Price (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).
Generally, under the Rights Agreement, an “Acquiring Person” will not be deemed to include (A) the Company, (B) a subsidiary of the Company, (C) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (D) any entity holding Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company. In addition, except in certain circumstances as set forth in the Rights Agreement, (i) no person will become an Acquiring Person as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the percentage of Shares beneficially owned by such person to 10% or more of the Shares then outstanding, (ii) no person will become an Acquiring Person as the result of the acquisition of Shares directly from the Company; unless, in the case of either subsection (i) and

(ii), such person thereafter acquires additional Shares without the Company’s prior consent, (iii) no person will become an Acquiring Person if the Board determines in good faith that such person who would otherwise be an Acquiring Person, became an Acquiring Person inadvertently and such person divests enough shares to no longer be an Acquiring Person following written notice from the Company; provided that, such person will be deemed to be an Acquiring Person if he or she subsequently increases the percentage of Shares beneficially owned to 10% or more, subject to the exceptions described herein, (iv) FMR LLC and its affiliates and associates (“FMR”) shall not become an Acquiring Person unless and until FMR shall acquire beneficial ownership of additional Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than the Applicable Percentage (as defined below) of FMR, (v) no person who beneficially owned 9% or more, but no greater than 19.99% of the Shares issued and outstanding as of the First Rights Agreement Amendment Date shall be deemed an Acquiring Person so long as such person is not (and does not acquire beneficial ownership of additional Shares such that it becomes) the beneficial owner of a percentage of Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than (1) the percentage of Shares outstanding as to which such person had beneficial ownership on the First Rights Agreement Amendment Date or (2) such lesser percentage as to which such person has beneficial ownership following any transfer of the Company’s securities by such person after the First Rights Agreement Amendment Date (the lower of the percentages described in clauses (1) and (2), the “Applicable Percentage”); provided further that subsections (iv) and (v) shall apply to such person only until the first time, following the First Rights Agreement Amendment Date, as such person beneficially owns less than 9% of the Shares then issued and outstanding; provided, further that no person described in subsections (iv) or (v) shall become an Acquiring Person solely as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the proportionate number of Shares beneficially owned by such person to greater than such person’s Applicable Percentage of the Shares then outstanding; provided, further, that if such person described in subsections (iv) or (v) shall become the beneficial owner of a percentage of the Shares then outstanding that is greater than such person’s Applicable Percentage by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the beneficial owner of any additional Shares without the prior consent of the Company, then such person shall be deemed to be an Acquiring Person; (vi) no person will become an Acquiring Person who or which otherwise would be an Acquiring Person as of the First Rights Agreement Amendment Date solely as a result of giving effect to the amendment in the definition of securities which a person or entity would be deemed to beneficially own in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares pursuant to Amendment No. 1; provided that such person shall become an Acquiring Person if, following the close of business on the First Rights Agreement Amendment Date, such person, together with all affiliates and associates of such Person, acquires beneficial ownership (after giving to the amendment to the definition of securities which a person or entity would be deemed to beneficially own pursuant to Amendment No. 1) of additional Shares representing one percent or more of the Shares; and (vii) none of Everest Topco LLC nor any of its affiliates or associates (referred to collectively as “Everest”) shall become an Acquiring Person, nor shall any provision of the Rights Agreement become effective, in each case by virtue of the authorization, execution or delivery of, or their entry into, the Purchase Agreement, their acquisition, or their right to acquire, beneficial ownership of Shares pursuant to the Purchase Agreement or the announcement or consummation of the transactions contemplated by the Purchase Agreement in accordance with and pursuant to the terms and conditions thereof, unless and until Everest shall acquire beneficial ownership of additional Shares such that it becomes the beneficial owner of a percentage of the Shares outstanding (such percentage, the “Everest Applicable Percentage”) that is greater (by more than one percent (1%) of the Shares then outstanding) than (x) the percentage of the Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Purchase Agreement, including the Company Tender Offer or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that Everest shall not become an Acquiring Person solely as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the proportionate number of Shares beneficially owned by Everest to greater than the Everest Applicable Percentage of the Shares then outstanding; provided, further, that if Everest shall become the beneficial owner of a percentage of the Shares then outstanding that is greater than the Everest Applicable

Percentage by reason of share purchases by the Company and shall, following written notice from the Company, acquire beneficial ownership of any additional Shares without the prior consent of the Company (other than, for the avoidance of doubt, as the result of an acquisition of Shares by the Company), then Everest shall be deemed to be an “Acquiring Person”; provided, further, however, that this clause (vii) shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Shares then outstanding.
In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Rights Purchase Price.
At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Shares, the Company may exchange the Rights (other than Rights owned by such Acquiring Person or group which have become void), in whole or in part, at an exchange ratio of one Share per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.
With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
At any time prior to the earlier of the close of business on (i) the Distribution Date or (ii) the Rights Final Expiration Date, the Company may redeem all, but not less than all, of the outstanding Rights at a price of $0.01 per Right (the “Rights Redemption Price”). The Rights may also be redeemed at certain other times as described in the Rights Agreement. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Rights Redemption Price.
The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.
The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be amended to permit such acquisition or redeemed by the Company at the Rights Redemption Price.
The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 and Amendment No. 2 set forth as Exhibits (e)(2), (e)(66) and (e)(67) hereto, respectively.
United States Antitrust Clearance
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Item 4 — The Solicitation or Recommendation: Reasons for Recommendation: The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.” According to the Schedule TO, MW filed a Notification and Report Form with respect to the Offer with the FTC and the DOJ on January 13, 2014.

The Company is required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 calendar days of such filing. On January 23, 2014, the Company submitted a responsive Notification and Report Form with the FTC and the DOJ.
On February 12, 2014, the Company received a Civil Investigative Demand and a Subpoena Duces Tecum from the FTC seeking additional information regarding the Company’s operations and detailed information on competitive dynamics in the markets in which it competes with MW. The Company understands that MW received on January 28, 2014 a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC relating to the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, 10 calendar days after MW’s substantial compliance with its Second Request, unless terminated earlier by the FTC. Thereafter, the transaction only can be further delayed by court order or agreement of MW and the FTC.
MW has disclosed that it entered into an agreement with the FTC modifying the Second Request, pursuant to which, MW agreed not to consummate the acquisition of Jos. A. Bank until the earlier of (i) 30 days following substantial compliance with the Second Request or (ii) written notice from the FTC closing the investigation. Based on MW’s disclosures, we do not believe that MW has substantially complied with the Second Request to date. In addition, based on the experience and belief of our advisors, we do not believe that the FTC will close its investigation prior to March 12, 2014. Accordingly, MW would be precluded from consummating the acquisition on or before March 12, 2014.
As a result of the Second Request, the Offer may, but need not, be extended.
At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.
Foreign Antitrust Considerations
The Company conducts business in a number of countries outside of the United States as a result of its international sourcing of merchandising and its international sale of merchandise through the Internet. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company. There can be no assurance that MW, the Offeror and the Company will obtain all required foreign antitrust approvals or clearances or that a challenge to MW or the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.
If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.
Litigation
On January 13, 2014, Eminence, a purported Company stockholder, filed a complaint against certain of the Company’s officers and directors (collectively, “Directors” or “Director Defendants”), and the Company (collectively, “Defendants”), in the Delaware Court of Chancery, captioned Eminence Capital, LLC v. Robert N. Wildrick, et al., C.A. No. 9241 — VCL. The complaint alleges that Defendants breached their fiduciary duties in connection with MW’s Offer. Specifically, the complaint alleges that the Director Defendants violated their fiduciary duties by allegedly refusing to consider MW’s Offer, refusing to engage in any discussions with MW about the Offer, amending the Rights Agreement, and preparing to launch an imminent acquisition of a company misaligned with the Company’s core business. In its complaint, Eminence asks the court to: (i) issue a declaration that the Directors breached their fiduciary duties of loyalty and due care; (ii) preliminarily and permanently enjoin the Directors from committing any further breaches of their fiduciary duties; (iii) enjoin the Defendants from entering into any agreement on behalf of the Company to acquire another company or other material assets; (iv) award money damages arising from the Directors’ alleged breaches of their fiduciary duties; and (v) grant such other relief as the Court deems just and proper.
On February 4, 2014, Eminence filed an amended complaint that purports to raise both direct claims against the Director Defendants, as well as derivative claims on behalf of the Company (the “Amended Eminence Complaint”). In addition to the allegations described above, the Amended Eminence Complaint, among other things, alleges that the Director Defendants breached their fiduciary duties by purportedly failing to disclose all material facts in their recommendation with respect to the Offer. In addition to the requests mentioned above, with the exception of the request of the court to enjoin the Director Defendants from entering into any agreement on behalf of the Company to acquire another Company or other material assets, which was deleted, the Amended Eminence Complaint also asks the court to: (i) order the Director Defendants to rescind the Rights Agreement; (ii) declare rejecting the Offer to be a breach of the Director Defendants’ fiduciary duties of loyalty, due care, and/or disclosure; (iii) declare that the Director Defendants breached their fiduciary duties by adopting improper defensive measures; and (iv) preliminarily and permanently enjoin the Director Defendants from accomplishing a business combination with Eddie Bauer, and/or rescinding any such combination.
On February 21, 2014, Eminence filed a motion for leave to file a second amended complaint that purports to raise both direct claims against the Director Defendants, as well as derivative claims on behalf of the Company (the “Second Amended Eminence Complaint”), together with a motion for expedited proceedings. In addition to the allegations described above, the Second Amended Eminence Complaint, among other things, alleges that the Director Defendants breached their fiduciary duties by purportedly failing to disclose all material facts with respect to the Everest Transaction. In addition to the requests mentioned above, with the exception of modifying the request of the court to order the Director Defendants to redeem, rather than rescind, the Rights Agreement, the Second Amended Eminence Complaint also asks the court to issue a declaration that the Directors breached their fiduciary duties of loyalty, due care and/or disclosure with respect to the Everest Transaction.
The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims. The Company filed a motion to dismiss the initial complaint filed by Eminence, an answer and affirmative defenses to the Amended Eminence Complaint and a motion for judgment on the pleadings seeking dismissal of the Amended Eminence Complaint.
The foregoing description is qualified in its entirety by reference to the initial complaint filed by Eminence, filed as Exhibit (a)(6) herewith, the Amended Eminence Complaint, filed as Exhibit (a)(9) herewith and the Second Amended Eminence Complaint, filed as Exhibit (a)(14) herewith.
On January 29, 2014, State-Boston Retirement System (“Boston”), a purported Company stockholder, filed a purported class action complaint against the Company’s directors (the “Boston Defendants”) in the Delaware Court of Chancery, captioned State-Boston Retirement System v. Wildrick, et al., C.A. No. 9291. In its complaint, Boston asks the court to: (i) certify a purported class action lawsuit, designating Boston and Boston’s counsel as representatives of the purported class; (ii) declare that the Boston Defendants breached their fiduciary duties of loyalty and care to the Company; (iii) enjoin the Boston Defendants from committing any further purported fiduciary duty breaches; (iv) enjoin the effectuation of the Company’s Rights Agreement, forcing the Board to redeem or invalidate the Rights Agreement; (v) enjoin the Boston Defendants from entering into any agreement on behalf of the Company to acquire another company or material assets; (vi) award Boston costs, expenses and disbursements of the Boston Action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and (v) award Boston and the purported class such other relief as the court deems just, equitable, and proper.
The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims.

The foregoing description is qualified in its entirety by reference to the complaint, filed as Exhibit (a)(7) herewith.
On February 24, 2014, MW filed a complaint against the Director Defendants, as well the Company, Everest Holdings LLC, Everest Topco LLC and Golden Gate Private Equity, Inc. (collectively, “Defendants”) in the Delaware Court of Chancery, captioned The Men’s Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, together with a motion for expedited proceedings and a motion for preliminary injunction. In its complaint, MW asks the court to: (i) declare that the Defendants breached their fiduciary duties of loyalty and care to the Company’s stockholders; (ii) enjoin the Defendants from proceeding with the Eddie Bauer recapitalization transaction; (iii) enjoin the Company Tender Offer; (iv) enjoin any newly issued shares by the Company to be voted at the annual shareholder meeting; (v) enjoin the Defendants from expanding the Board in response to the Offer; (vi) order the Defendants to rescind or invalidate the Company’s stockholder rights plan; (vii) enjoin the Defendants from interfering with the Company’s stockholders’ opportunity to choose whether to tender their shares pursuant to the Offer; (viii) enjoin the Defendants from committing any further purported fiduciary duty breaches by refusing to engage in negotiations with MW; (ix) enjoin Golden Gate and the Company from aiding and abetting any breaches of fiduciary duties of care and loyalty by the Defendants; (x) award MW money damages in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and (xi) grant such other relief as the court deems just, equitable, and proper.
The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims.
The foregoing description is qualified in its entirety by reference to the initial complaint filed by MW, filed as Exhibit (a)(16) herewith.
On February 24, 2014, counsel for MW and the Defendants participated in a teleconference with the Hon. J. Travis Laster in the Delaware Court of Chancery, in connection with the case captioned The Men’s Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, to discuss motions brought by MW for a temporary restraining order and expedited discovery proceedings. Vice Chancellor Laster did not grant MW’s motion for a temporary restraining order, on mootness grounds, and granted MW’s motion for expedited discovery proceedings. Defendants agreed to provide notice of any closing of the Everest Transaction at least 10 calendar days in advance. Vice Chancellor Laster set a preliminary injunction hearing on the Everest Transaction for March 25, 2014.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Schedule contains forward-looking statements that are based on currently available information and current expectations, estimates and projections about Jos. A. Bank Clothiers, Inc.’s business. The forward looking statements include assumptions about our operations, such as cost controls, market conditions, liquidity and financial condition. Risks and uncertainties that may affect our business or future financial results include, among others, risks associated with domestic and international economic activity, weather, public health and other factors affecting consumer spending (including negative changes to consumer confidence and other recessionary pressures), higher energy and security costs, the successful implementation of our growth strategy (including our ability to finance our expansion plans), the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials (such as wool and cotton) and other production inputs (such as labor costs), seasonality, merchandise trends and changing consumer preferences, the effectiveness of our marketing programs (including compliance with relevant legal requirements), the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from our global supplier base, legal and regulatory matters and other competitive factors. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in Jos. A. Bank’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended August 3, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended November 2, 2013, and other reports filed by Jos. A. Bank with the Securities and Exchange Commission (SEC). Please read the “Risk Factors” and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9. As a result of these risks and others, actual results could vary significantly from those anticipated in this Schedule, and our financial condition and results of operations could be materially adversely affected.

Item 9.   Exhibits

Exhibit No.	Description
(a)(1)	Press release issued by the Company on November 26, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 26, 2013).
(a)(2)	Press release issued by the Company on December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 23, 2013).
(a)(3)	Press release issued by the Company on January 6, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 6, 2014).
(a)(4)*	Press release issued by the Company on January 17, 2013.
(a)(5)*	Letter to the Company’s Stockholders.
(a)(6)*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014.
(a)(7)*	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on January 29, 2014.
(a)(8)*	Press release issued by the Company on February 2, 2014.
(a)(9)*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 4, 2014.
(a)(10)
Press release regarding the Everest Transaction issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(a)(11)	Investor Presentation, dated February 14, 2014 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(a)(12)
Press release regarding Company earnings update issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(a)(13)	Press release, dated February 19, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Company on February 19, 2014).
(a)(14)*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 21, 2014.
(a)(15)	Press release issued by the Company on February 24, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated February 24, 2014).
(a)(16)*	Complaint in The Men’s Wearhouse Inc. v. Robert N. Wildrick et al., filed by The Men’s Wearhouse in the Court of Chancery of the State of Delaware on February 24, 2014.
(a)(17)	Press release issued by the Company on February 27, 2014.
(e)(1)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 17, 2013.
(e)(2)	The Company’s 2007 Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).
(e)(3)	The Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 3, 1994).
(e)(4)	Amendments, dated as of October 6, 1997, to the Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(5)	Summary of the Company’s 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(6)	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and the Company (incorporated by reference to the Company’s Quarterly Report on

Exhibit No.	Description
Form 10-Q for the quarter ended May 4, 2002).
(e)(7)
Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).

(e)(8)
Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(9)
Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(10)
Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(11)
Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(12)
Tenth Amendment, dated as of March 27, 2012, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(13)
Eleventh Amendment, dated as of April 2, 2013, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to Exhibit 10.3(g) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(14)	The Company’s Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2005).
(e)(15)	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(16)
First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(17)
Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(18)
Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(19)
Fourth Amendment, dated as of March 27, 2012, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(20)
Fifth Amendment, dated as of April 2, 2013, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to Exhibit 10.5(e) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

Exhibit No.	Description
(e)(21)
Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(22)	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 9, 2008).
(e)(23)
First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).

(e)(24)
Second Amendment, dated as of April 2, 2013, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to Exhibit 10.7(d) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(25)
Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 1999).

(e)(26)
First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).

(e)(27)
Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(28)
Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).

(e)(29)
Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(30)
Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(31)
Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(32)
Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(33)
Fourteenth Amendment, dated as of March 27, 2012, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(34)
Fifteenth Amendment, dated as of April 2, 2013, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to Exhibit 10.8(i) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(35)
Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010).

(e)(36)	First Amendment, dated as of April 2, 2013 to Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by

Exhibit No.	Description
reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(37)	Employment Agreement, dated as of June 3, 2008, between Gary Merry and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2008).
(e)(38)
First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(39)
Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(40)
Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(41)
Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(42)
Fifth Amendment, dated as of March 27, 2012 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(43)
Sixth Amendment, dated as of April 2, 2013 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(44)	The Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).
(e)(45)	Form of stock option agreement under the Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).
(e)(46)
Collective Bargaining Agreement, dated May 1, 2012, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806 (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(47)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(48)
Indemnification Agreement dated September 1, 2009 between the Company and Robert N. Wildrick (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(49)
Indemnification Agreement dated September 1, 2009 between the Company and Andrew A. Giordano (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(50)	Indemnification Agreement dated September 1, 2009 between the Company and R. Neal Black (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(51)
Indemnification Agreement dated September 1, 2009 between the Company and James H. Ferstl (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(52)
Indemnification Agreement dated September 1, 2009 between the Company and William E. Herron (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(53)	Indemnification Agreement dated September 1, 2009 between the Company and Sidney H. Ritman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the

Exhibit No.	Description
quarter ended August 1, 2009).
(e)(54)
Indemnification Agreement dated September 1, 2009 between the Company and David E. Ullman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(55)	Indemnification Agreement dated August 30, 2010 between the Company and Robert Hensley (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(56)	The Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).
(e)(57)	Amendment to the Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(58)	The Company’s 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(59)	The Company’s 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(60)
The Company’s 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between the Company and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(61)	The Company’s 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(62)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(63)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(64)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(65)	Third Amendment to Consulting Agreement between the Company and Robert N. Wildrick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 20, 2013).
(e)(66)
Amendment No. 1 to the 2007 Rights Agreement, dated January 3, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated January 3, 2014).

(e)(67)
Amendment No. 2 to the 2007 Rights Agreement, dated February 13, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(e)(68)
Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

(e)(69)
Standstill and Stockholder Agreement, dated as of February 13, 2014, by and between the Company and Everest Topco LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

*
  Previously Filed

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
JOS. A. BANK CLOTHIERS, INC.
By:
  /s/ Charles D. Frazer

  Name: Charles D. Frazer
  Title: Senior Vice President — General Counsel
Dated: February 27, 2014

ANNEX A

February 27, 2014
The Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, Maryland 21074
Java Corp. (the “Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc. (the “Parent”), has offered to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc. (the “Company”), at a price of $63.50 per share in cash (the “Consideration”). The terms and conditions of the Offer (as defined below) are set forth in the Amended and Restated Offer to Purchase (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”), each contained in the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on January 6, 2014, as amended through Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on February 26, 2014 (the “Schedule TO”). As more fully described in the Offer to Purchase, the Purchaser has stated that if the Offer is consummated, the Purchaser intends to complete a second-step merger with the Company in which the Company will become a wholly owned subsidiary of Parent and all outstanding Shares that are not purchased in the Offer (other than Shares held by Parent and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer (the “Merger” and, together with the Offer, the “Transactions”). FinSec, LLC (“FinSec”, “our”, “us” or “we”) has been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, of the Consideration proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Offer.
In arriving at our opinion, we have reviewed and analyzed, inter alia (collectively, the “Information”): (1) the Schedule TO, including the Offer to Purchase and the Letter of Transmittal; (2) the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on January 17, 2014, as amended through Amendment No. 10 to the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on February 26, 2014; (3) certain publicly available information concerning the Company that we believe to be relevant to our inquiry, including without limitation, research and analyst reports and financial forecasts, the Company’s Form 10-K for the year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (4) certain publicly available information concerning Parent that we believe to be relevant to our inquiry, including without limitation, research analyst reports and financial forecasts, Parent’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013 and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Parent; (5) certain internal financial and operating information with respect to the past and current business operations, financial condition and prospects of the Company prepared by management of the Company and approved for use by the Company; (6) a comparison of the financial condition and market prices for the Company with other companies that are similar to the Company that we deemed relevant and appropriate, (7) a comparison of certain financial terms of the Offer with the terms of certain other recent transactions that we deemed relevant; (8) certain projected financial information of the Company prepared by management of the Company and approved for use by the Company, which projected financial information assumes that the Company will consummate its proposed acquisition of Everest Holdings LLC and its proposed self-tender offer for Shares in an amount of $300,000,000; (9) the reported price and

Board of Directors
Jos. A. Bank Clothiers, Inc.
February 27, 2014

trading activity for the Shares and (10) such other financial, strategic and market information that we deemed relevant. In addition, we undertook such other studies, analyses and investigations as we deemed relevant and appropriate, and we have had discussions with the management and staff of the Company and its advisors concerning the material terms of the Offer, the Company’s businesses and operations, assets, present conditions and future prospects and their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions.
In preparing this opinion, we have assumed (i) that the Company will consummate the acquisition of Everest Holdings LLC in accordance with the terms and conditions set forth in that certain Membership Interest Purchase Agreement, dated as of February 13, 2014 (the “Eddie Bauer Agreement”), by and among Everest Topco LLC, Everest Holdings LLC and the Company, without waiver, delay or modification, by any party thereto, of any of the material terms or conditions contained in the Eddie Bauer Agreement and (ii) that the self-tender offer in an amount of $300,000,000 will be consummated by the Company in accordance with the terms set forth in the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on February 19, 2014, as amended through Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on February 25, 2014 (the “Self-Tender Offer Statement”), without waiver, delay or modification, of any of the material terms or conditions contained in the Self-Tender Offer Statement.
In preparing this opinion, FinSec has assumed and relied upon the accuracy and completeness of, and has not independently verified, the Information supplied or otherwise made available to FinSec, discussed or reviewed by or for FinSec or that is publicly available, and shall not assume any responsibility for, nor make any independent verification of, any of the Information. FinSec further relied on the assurances of management and staff of the Company and its advisors that they were unaware of any facts that would make the Information incomplete or misleading. In addition, FinSec has, at your direction, assumed and relied upon the reasonableness and accuracy of the Company’s financial projections and analyses provided to FinSec, and has assumed that such projections and analyses have been reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company’s management. Accordingly, FinSec cannot express an opinion or any other form of assurance on, and assumes no responsibility for, the accuracy, completeness or correctness (or, in the case of projections and analyses or the assumptions upon which they may be based, the achievability) of the Information. FinSec has not subjected the Information to either (i) any independent review by FinSec or a third party of any kind or (ii) an audit in accordance with generally accepted accounting attestation standards or the Statement on Standards for Prospective Financial Information issued by the American Institute of Certified Public Accountants. Further, the preparation of this opinion did not include a detailed review of any of the Company’s transactions, and cannot be expected to identify errors, irregularities or illegal acts, including fraud or defalcations, that may exist.
FinSec is acting as financial advisor to the Company in connection with the Offer and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse us for certain expenses, and indemnify us for certain liabilities, arising out of our engagement. In addition, since February 1, 2012, FinSec has served as financial advisor to the Company in connection with the Company’s evaluation of certain strategic alternatives and selected potential acquisitions of other companies, including without limitation, the Company’s proposal to acquire The Men’s Wearhouse, Inc. and the Company’s proposed acquisition of Everest Holdings LLC, and FinSec has received, and may in the future, receive compensation in connection with such matters. During the two year period prior to the date hereof, no other material relationship existed between FinSec and its affiliates and the Company or Parent pursuant to which compensation was received by FinSec; provided, however, that FinSec and its affiliates may in the future provide investment banking and other financial services to the Company, Parent or the Purchaser and their respective affiliates and in the future may receive compensation for the rendering of such services.

Board of Directors
Jos. A. Bank Clothiers, Inc.
February 27, 2014

This opinion has been issued and approved by a fairness opinion committee of FinSec. This opinion is necessarily based upon economic, market and other conditions and circumstances as they exist and can be evaluated, and information made available to us, as of the date hereof. Although such conditions and circumstances may change, FinSec assumes no obligation to update, revise or reaffirm this opinion. We do not express an opinion as to the prices at which the Shares may trade at any time. This opinion is limited to the adequacy, from a financial point of view, of the Consideration proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Offer, and FinSec has assumed that there will be no material changes to the financial terms of the Offer after the date hereof. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Purchaser and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. Furthermore, our opinion does not address the Company’s underlying business decision with respect to the Offer or the Transactions, and our opinion does not address the relative merits of the Offer or the Transactions as compared to any alternative transactions that might be available to the Company.
In arriving at our opinion, FinSec has not conducted an inspection of the properties and facilities of the Company, Parent or any of their respective subsidiaries, and has not reviewed any of the books and records of the Company, Parent or their respective subsidiaries, except as described herein. FinSec has not made any independent evaluation or appraisal of the assets or liabilities of the Company, Parent or their respective subsidiaries (including any contingent, derivative or other off-balance-sheet assets and liabilities) nor obtained any evaluations or appraisals from a third party of the assets or liabilities of the Company, Parent or their respective subsidiaries. Furthermore, we have not considered any tax, accounting or legal effects of the Offer or the Transactions on any person or entity, as we understand the Company has received such advice as it deems necessary from qualified professionals.
This opinion is solely for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Offer and may not be used or relied upon by the Board for any other purpose or by any other person or third party (including any stockholder of the Company) for any purpose. This opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Purchaser and any of its affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.

Very truly yours,
FinSec, LLC

ANNEX B
[Goldman, Sachs & Co. Letterhead]
PERSONAL AND CONFIDENTIAL
February 27, 2014
Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Gentlemen:
You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 (together with the associated rights to purchase shares of Series A Junior Participating Preferred Shares, the “Shares”), of Jos. A. Bank Clothiers, Inc. (the “Company”) of the $63.50 in cash per Share (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by The Men’s Wearhouse, Inc. (“Parent”) and Java Corp., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on January 6, 2014, as amended through Amendment No. 6 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on February 26, 2014 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.
Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including a transaction fee payable upon consummation of the Amended Offer or certain other transactions. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided from time to time, and are providing, certain investment banking services to the Company and its affiliates for which our Investment Banking Division has received, and may receive, compensation, including acting as financial advisor to the Company in connection with its agreement to purchase all of the outstanding limited liability company interests of Everest Holdings LLC (the “Eddie Bauer Transaction”), and in connection with the consummation of such acquisition, have committed to provide the Company a senior secured credit facility and a bridge loan and to serve as initial purchaser for the Company’s senior notes offering, and acting as dealer manager with respect to the Company’s self-tender offer for Shares, in an amount of up to $300,000,000 (the “Self-Tender”). We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Page Two
In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed on Schedule 14D-9 with the Securities and Exchange Commission on January 17, 2014, as amended through Amendment No. 11 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 11 will be filed on Schedule 14D-9/A, in the form approved by you on February 27, 2014; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended February 2, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company that assume the consummation of the Eddie Bauer Transaction and the Self-Tender for Shares, in an amount of $300,000,000, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that the Eddie Bauer Transaction and the Self-Tender for Shares, in an amount of $300,000,000, will be consummated on the terms set forth in the Membership Interest Purchase Agreement, dated February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company and the Schedule TO filed by the Company with the Securities and Exchange Commission on February 19, 2014, as amended through Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on February 25, 2014, respectively, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Page Three
Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Offeror and any of its affiliates), as of the date hereof, of the Consideration proposed to be paid to such holders of Shares pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Amended Offer is inadequate from a financial point of view to such holders.
Very truly yours,
/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

ANNEX C
RECONCILIATIONS
Reconciliation of Projected Combined Company Adjusted EBITDA(1)
The following sets forth a reconciliation of projected Adjusted EBITDA for the combined company for the fiscal years 2014 and 2015.

	Projected Combined Adjusted EBITDA for Fiscal year 2014		Projected Combined Adjusted EBITDA for Fiscal year 2015
	LOW ($ in millions, except per share)	HIGH ($ in millions, except per share)	LOW ($ in millions, except per share)	HIGH ($ in millions, except per share)
Net Income	$90.0	$95.5	$130.7	$137.7
Provision for Income Taxes	56.0	57.5	81.0	85.5
Interest Income, net	40.0	40.0	40.0	40.0
Depreciation and Amortization	69.0	72.0	73.3	76.8
EBITDA, Adjusted	$255.0	$265.0	$325.0	$340.0
Estimated Diluted Shares (in thousands)	28,120	28,120	28,120	28,120

Adjusted EPS	$3.20	$3.40	$4.65	$4.90

(1)
  Figures adjusted for one-time items. Combined Company figures assume no synergies in fiscal year 2014 and $25.0 million in synergies in fiscal year 2015, and exclude integration costs. Combined Company projected EPS includes approximately $0.42 per share in estimated transaction related amortization and deferred financing costs in fiscal years 2014 and 2015. Assumes 28,120 diluted shares in fiscal years 2014 and 2015.
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Reconciliation of Eddie Bauer Adjusted EBITDA
The following sets forth a reconciliation of Everest Holdings’ fiscal year 2013 Adjusted EBITDA.

	Eddie Bauer 2013E Adjusted EBITDA (Unaudited)
	LOW ($ in millions)	HIGH ($ in millions)
Net Income	$7.0	$9.0
Provision for Income Taxes	1.0	3.0
Interest Income, net	13.0	13.0
Depreciation and Amortization	19.5	19.5
EBITDA, Unadjusted	40.5	44.5
Nonrecurring / Noncash Charges:
Noncash Impairment of Assets(2)	4.7	4.7
Noncash Compensation/Benefits(3)	2.1	2.1
Nonrecurring Items(4)	2.3	2.3
Capitalized Costs(5)	(1.4)	(1.4)
Other Items, net(6)	0.3	0.3
Store Closures(7)	1.5	1.5
Incentive Payments above 100% Payout(8)	10.9	10.9
EBITDA, Adjusted	$60.9	$64.9

(2)
  Represents noncash impairment charges related to unprofitable stores.
(3)
  Represents noncash equity-based compensation expense.
(4)
  Represents the net impact of nonrecurring legal settlement, restructuring costs and nonrecurring gains.
(5)
  Represents adjustments for capitalized salaries.
(6)
  Represents primarily the net impact of nonrecurring management fees, noncash rent due to straight-line accounting and foreign joint venture noncash results.
(7)
  Represents pro forma cost savings from store closures.
(8)
  Represents amount paid in short-term incentive as a result of substantially overachieving budgeted EBITDA.
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